SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1(a) AND AMENDMENTS

THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.            )*

INVESTORS CAPITAL HOLDINGS, LTD.

(Name of issuer)

COMMON STOCK, $.01 PAR VALUE PER SHARE

(Title of class of securities)

46147M108

(Cusip number)

Lance Jon Kimmel, Esq.

SEC Law Firm

11693 San Vicente Blvd, Suite 357

Los Angeles, California 90049

(310) 557-3059

(Name, address and telephone number of person authorized to receive notices and communications)

December 30, 2005

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☒

Note.  The Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46147M108

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robino Stortini Holdings LLC - 14-1881876
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 476,200 shares
8 SHARED VOTING POWER 0 shares
9 SOLE DISPOSITIVE POWER 476,200 shares
10 SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 476,200 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 46147M108

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michael Stortini
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF, WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 900 shares
8 SHARED VOTING POWER 476,200 shares
9 SOLE DISPOSITIVE POWER 900 shares
10 SHARED DISPOSITIVE POWER 476,200 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 477,100 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 46147M108

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Charles J. Robino
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 476,200 shares
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 476,200 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 476,200 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%
14	TYPE OF REPORTING PERSON* IN

The following constitutes the initial Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This Schedule 13D relates to the shares of common stock, par value $.01 per share (the “Common Stock”) of Investors Capital Holdings, Ltd. (the “Company”). The address of the principal executive offices of the Company is 230 Broadway E., Lynnfield, Massachusetts 01940.

Item 2.	Identify and Background.

This Schedule 13D is filed by Robino Stortini Holdings LLC (“RSH”), Michael Stortini and Charles J. Robino, (collectively, the “Reporting Persons”), who act as a group with regards to certain aspects of shares of the Company’s Common Stock.

RSH is a limited liability company, organized and existing under the laws of the State of Delaware. The principal business of RSH is investing and trading in securities. RSH’s business address is 6 Larch Avenue, Suite 101, Wilmington, Delaware 19804.

Messrs. Stortini and Robino are individuals, each of whose business address is 6 Larch Avenue, Suite 101, Wilmington, Delaware 19804. Messrs. Stortini’s and Robino’s principal occupation is that of manager of RSH. Messrs. Stortini and Robino are both United States citizens.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, during the last five years, none of the Reporting Persons has been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which it or he was or is subject to a judgment, decree or final order, enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Under the concept of beneficial ownership applicable to a “group” under the Rules and Regulations of the Securities and Exchange Commission (the “SEC”), as of the date of this Schedule 13D, each of the Reporting Persons may be deemed to beneficially own 477,100 shares of the Company’s Common Stock. The shares of Common Stock are either held in the name of RSH or Mr. Stortini personally. RSH and Mr. Robino disclaim beneficial ownership of any shares owned individually by Mr. Stortini, and Messrs. Robino and Stortini disclaim beneficial ownership of any shares owned by RSH except to the extent of their pro rata equity ownership interest in RSH.

The funds used by RSH to purchase the shares of the Company’s Common Stock which it owns came from working capital, cash on hand and brokerage account margin loans. Such shares of the Company’s Common Stock were accumulated through purchases, partially offset by occasional sales, made on the open market between April 12, 2004 and December 30, 2005, at an average purchase price of $3.19 per share of Common Stock, representing an aggregate cost of approximately $1,520,067. Other than with respect to the use of brokerage account margin loans for a portion of the purchases by RSH, no part of the funds or other consideration used to purchase such shares of the Company’s Common Stock was borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the shares of the Company’s Common Stock.

Item 4.	Purpose of the Transaction.

The Reporting Persons previously filed a Schedule 13G on December 15, 2005 with respect to the Common Stock. The Reporting Persons have changed their intentions as to the Company and have sent to the Company a letter (filed as Exhibit 2.1 hereto), which indicates, among other things, that the Reporting Persons are concerned, among other things, about consistently poor earnings and stock performance of the Company and suggests, among other things, that the Company cut corporate expenses, including management salaries, real estate rental costs and commissions, and consider such things as a going private transaction (that the Reporting Persons and other private equity firms might be willing to facilitate), sell Company assets, pay a special dividend to shareholders and create more lucrative lines of business. This Schedule 13D is being filed as a result of this change of intention.

The Reporting Persons believe that the purchase of such shares of the Company’s Common Stock represents an attractive investment and potentially attractive business opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of shares of the Company’s Common Stock at prices that would make the purchase of additional shares desirable, the Reporting Persons may endeavor to increase their position in the Company through, among other things, the purchase of additional shares of the Company’s Common Stock on the open market or in private transactions, at such time and on such terms as the Reporting Persons may deem advisable.

None of the Reporting Persons has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. Each of the Reporting Persons intends to review its investment in the Company on a continuing basis and engage in discussions with management and the Board of Directors of the Company concerning the business, operations and future plans of the Company.

The Reporting Persons are regularly reviewing the Company’s publicly announced business plans, as stated in the Company’s press releases and SEC filings. The Reporting Persons agree in part with some of these publicly announced business plans and disagree with other publicly announced business plans.

Depending upon various factors, including without limitation, the Company’s financial position and investment strategy, the price levels of the shares of the Company’s Common Stock, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate, including without limitation, purchasing additional shares of the Company’s Common Stock, selling some or all of their shares of the Company’s Common Stock or changing their intention with respect to any and all matters referred to in this Item 4.

If the Reporting Persons were to acquire a sufficient number of shares of the Company’s Common Stock, Mr. Stortini, Mr. Robino, or both, might seek representation on the Company’s Board of Directors, and the Reporting Persons might seek additional representation on the Company’s Board of Directors, through appointment created by expansion of the Board of Directors, the resignation of one or more Board members, by vote of the stockholders of the Company at an annual or special meeting of stockholders, or otherwise.

Item 5.	Interests in Securities in the Issuer.

(a) Under the concept of beneficial ownership applicable to a “group” under the Rules and Regulations of the SEC, as of the date of this Schedule 13D, each of the Reporting Persons may be deemed to be the beneficial owner of 477,100 shares of the Company’s Common Stock, constituting 8.3% of the 5,762,748 shares of the Company’s Common Stock outstanding as of November 11, 2005 (as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005). RSH and Mr. Robino disclaim beneficial ownership of any shares owned individually by Mr. Stortini, and Messrs. Robino and Stortini disclaim beneficial ownership of any shares owned by RSH except to the extent of their pro rata equity ownership interest in RSH.

(b) Under the concept of beneficial ownership applicable to a “group” under the Rules and Regulations of the SEC, as of the date of this Schedule 13D, each of the Reporting Persons may be deemed to share the power to vote or to direct the vote of 477,100 shares of the Company’s Common Stock, constituting 8.3% of the shares of the Company’s Common Stock outstanding, as calculated above. Each of the Reporting Persons may be deemed to share the power to dispose of or to direct the disposition of 477,100 shares of the Company’s Common Stock, constituting 8.3% of the shares of the Company’s Common Stock outstanding, as calculated above. RSH and Mr. Robino disclaim beneficial ownership of any shares owned individually by Mr. Stortini, and Messrs. Robino and Stortini disclaim beneficial ownership of any shares owned by RSH except to the extent of their pro rata equity ownership interest in RSH.

(c) Schedule A hereto lists the transactions effected by each of the Reporting Persons during the 60 days prior to the date of this filing. All the transactions were effected through open market purchases.

(d) None.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to the Robino Stortini Holdings LLC Limited Liability Company Agreement dated as of April 29, 2003, as amended and restated as of December 16, 2004, Messrs. Stortini and Robino serve as the managers of RSH. As the managers of RSH, Messrs. Stortini and Robino have the right to make investment decisions with respect to the shares of the Company’s Common Stock, including, but not limited to, their disposition, that are held in RSH’s name.

Item 7.	Material to Be Filed as Exhibits.

Exhibit No. 1.1 - Agreement to File Joint Schedule 13D.

Exhibit No. 2.1 - Letter dated December 30, 2005 sent by RSH to the Company.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 6, 2006	ROBINO STORTINI HOLDINGS LLC

	By:	/s/ Michael Stortini
	Name:	Michael Stortini
	Title:	Manager

/s/ Michael Stortini
Michael Stortini

/s/ Charles J. Robino
Charles J. Robino

SCHEDULE A

TRANSACTIONS IN THE SHARES OF COMMON STOCK IN THE LAST 60 DAYS

A.	Transactions by RSH

Date	Transaction	No. Shares	Price Per Share ($)
11/01/05	Buy	700	3.56
11/01/05	Sell	(100)	3.56
11/01/05	Buy	300	3.57
11/01/05	Buy	200	3.59
11/01/05	Sell	(100)	3.59
11/01/05	Buy	100	3.64
11/02/05	Buy	100	3.50
11/02/05	Buy	100	3.54
11/02/05	Buy	2,400	3.55
11/03/05	Buy	500	3.56
11/04/05	Buy	600	3.55
11/07/05	Buy	100	3.57
11/07/05	Buy	100	3.60
11/08/05	Buy	100	3.60
11/08/05	Buy	100	3.64
11/08/05	Buy	100	3.65
11/09/05	Buy	200	3.64
11/09/05	Buy	200	3.65
11/09/05	Sell	(400)	3.66
11/09/05	Buy	200	3.70
11/10/05	Buy	100	3.69
11/10/05	Buy	200	3.72
11/10/05	Buy	100	3.74
11/10/05	Buy	200	3.75
11/11/05	Buy	2,100	3.54
11/11/05	Sell	(500)	3.60
11/11/05	Buy	300	3.61
11/11/05	Sell	(400)	3.62
11/11/05	Sell	(4,900)	3.65
11/11/05	Sell	(100)	3.66
11/11/05	Sell	(400)	3.68
11/11/05	Buy	100	3.70
11/11/05	Sell	(300)	3.70
11/11/05	Buy	200	3.71
11/11/05	Buy	2,600	3.72
11/11/05	Buy	200	3.74
11/11/05	Sell	(200)	3.74
11/11/05	Buy	200	3.75
11/11/05	Buy	100	3.79
11/11/05	Buy	100	3.80
11/14/05	Buy	900	3.54
11/14/05	Buy	1,500	3.55
11/14/05	Sell	(200)	3.55
11/14/05	Buy	100	3.57
11/14/05	Sell	(100)	3.57
11/14/05	Buy	300	3.59
11/14/05	Buy	200	3.62
11/14/05	Buy	100	3.63
11/14/05	Buy	200	3.64
11/14/05	Buy	500	3.66
11/14/05	Buy	100	3.70
11/15/05	Sell	(100)	3.51
11/15/05	Buy	300	3.54
11/15/05	Sell	(1,200)	3.54
11/15/05	Buy	200	3.60
11/15/05	Buy	200	3.61
11/16/05	Buy	300	3.49
11/16/05	Sell	(100)	3.50
11/16/05	Buy	300	3.51
11/16/05	Sell	(900)	3.51
11/16/05	Buy	2,400	3.52
11/16/05	Sell	(1,800)	3.52
11/16/05	Buy	100	3.53
11/16/05	Buy	100	3.54
11/16/05	Buy	200	3.55
11/16/05	Buy	100	3.58
11/16/05	Buy	300	3.59
11/17/05	Buy	500	3.35
11/17/05	Sell	(1,000)	3.36
11/17/05	Buy	200	3.39
11/17/05	Buy	3,600	3.40
11/17/05	Sell	(1,800)	3.41
11/17/05	Buy	400	3.44
11/17/05	Sell	(200)	3.45
11/17/05	Buy	300	3.49
11/17/05	Buy	300	3.50
11/17/05	Buy	100	3.59
11/18/05	Sell	(700)	3.15
11/18/05	Buy	100	3.19
11/18/05	Buy	3,000	3.20
11/18/05	Sell	(2,500)	3.20
11/18/05	Buy	900	3.22
11/18/05	Buy	400	3.24
11/18/05	Buy	200	3.25
11/18/05	Sell	(1,000)	3.25
11/18/05	Buy	1,000	3.26
11/18/05	Buy	1,000	3.27
11/18/05	Buy	1,200	3.29
11/18/05	Sell	(500)	3.30
11/18/05	Buy	100	3.34
11/18/05	Buy	1,300	3.35
11/18/05	Buy	100	3.44
11/21/05	Sell	(500)	2.75
11/21/05	Sell	(1,000)	2.76
11/21/05	Buy	100	2.79
11/21/05	Sell	(1,100)	2.79
11/21/05	Buy	1,700	2.80
11/21/05	Sell	(1,700)	2.80
11/21/05	Sell	(100)	2.81
11/21/05	Buy	200	2.83
11/21/05	Buy	1,300	2.85
11/21/05	Sell	(800)	2.85
11/21/05	Buy	900	2.87
11/21/05	Sell	(500)	2.88
11/21/05	Buy	200	2.89
11/21/05	Buy	1,000	2.90
11/21/05	Sell	(1,500)	2.90
11/21/05	Buy	800	2.92
11/21/05	Buy	600	2.94
11/21/05	Sell	(500)	2.94
11/21/05	Buy	200	2.97
11/21/05	Buy	2,000	2.98
11/21/05	Buy	400	2.99
11/21/05	Buy	12,700	3.00
11/21/05	Buy	2,100	3.01
11/21/05	Sell	(900)	3.01
11/21/05	Buy	500	3.02
11/21/05	Buy	10,300	3.04
11/21/05	Buy	13,400	3.05
11/21/05	Sell	(7,900)	3.05
11/21/05	Buy	700	3.06
11/21/05	Sell	(700)	3.06
11/21/05	Buy	3,100	3.07
11/21/05	Sell	(200)	3.07
11/21/05	Buy	1,400	3.09
11/21/05	Buy	100	3.10
11/22/05	Sell	(600)	2.95
11/22/05	Sell	(400)	2.97
11/22/05	Buy	2,000	2.99
11/22/05	Buy	11,000	3.00
11/22/05	Buy	200	3.01
11/22/05	Sell	(2,100)	3.01
11/22/05	Buy	8,500	3.02
11/22/05	Buy	1,000	3.03
11/22/05	Buy	7,200	3.04
11/22/05	Buy	4,100	3.05
11/22/05	Buy	200	3.09
11/22/05	Buy	1,100	3.10
11/22/05	Buy	100	3.14
11/23/05	Sell	(200)	3.04
11/23/05	Buy	100	3.10
11/25/05	Buy	900	3.00
11/25/05	Sell	(100)	3.01
11/25/05	Buy	100	3.08
11/25/05	Buy	100	3.09
11/28/05	Buy	100	3.05
11/28/05	Buy	500	3.09
11/28/05	Buy	200	3.14
11/28/05	Buy	300	3.15
11/28/05	Buy	100	3.24
11/29/05	Buy	3,000	3.00
11/29/05	Buy	100	3.03
11/29/05	Buy	1,100	3.04
11/29/05	Sell	(1,000)	3.04
11/29/05	Buy	600	3.05
11/29/05	Sell	(500)	3.05
11/29/05	Buy	800	3.06
11/29/05	Buy	100	3.08
11/29/05	Buy	1,200	3.09
11/29/05	Sell	(100)	3.09
11/29/05	Buy	400	3.10
11/29/05	Buy	100	3.14
12/01/05	Buy	600	3.00
12/01/05	Buy	100	3.03
12/01/05	Buy	200	3.05
12/01/05	Buy	100	3.09
12/01/05	Sell	(100)	3.10
12/01/05	Buy	100	3.14
12/02/05	Buy	100	2.99
12/02/05	Buy	3,100	3.00
12/02/05	Buy	1,900	3.02
12/02/05	Sell	(300)	3.04
12/02/05	Buy	500	3.05
12/02/05	Sell	(400)	3.05
12/02/05	Buy	700	3.09
12/02/05	Buy	300	3.14
12/05/05	Buy	200	2.98
12/05/05	Buy	200	2.99
12/05/05	Buy	62,200	3.00
12/05/05	Sell	(400)	3.01
12/05/05	Buy	300	3.02
12/05/05	Sell	(1,400)	3.03
12/05/05	Buy	400	3.04
12/05/05	Buy	2,200	3.05
12/05/05	Sell	(2,600)	3.05
12/05/05	Buy	900	3.06
12/05/05	Buy	1,200	3.09
12/05/05	Buy	1,400	3.10
12/05/05	Sell	(1,000)	3.10
12/05/05	Buy	100	3.14
12/06/05	Buy	100	3.01
12/06/05	Buy	200	3.02
12/06/05	Buy	700	3.03
12/06/05	Sell	(900)	3.03
12/06/05	Buy	100	3.04
12/06/05	Buy	100	3.05
12/06/05	Buy	300	3.09
12/06/05	Buy	100	3.13
12/06/05	Buy	100	3.15
12/07/05	Sell	(400)	3.05
12/07/05	Sell	(1,200)	3.10
12/07/05	Sell	(200)	3.12
12/07/05	Buy	100	3.14
12/07/05	Sell	(200)	3.15
12/07/05	Sell	(200)	3.17
12/09/05	Buy	400	2.96
12/09/05	Buy	100	2.99
12/09/05	Buy	800	3.00
12/09/05	Buy	2,400	3.02
12/09/05	Buy	500	3.05
12/09/05	Buy	1,200	3.07
12/09/05	Buy	100	3.09
12/09/05	Buy	800	3.10
12/09/05	Sell	(700)	3.11
12/12/05	Buy	3,300	2.98
12/12/05	Buy	1,700	2.99
12/12/05	Buy	1,400	3.00
12/12/05	Sell	(1,500)	3.00
12/12/05	Buy	400	3.03
12/12/05	Buy	2,900	3.04
12/12/05	Buy	5,100	3.05
12/12/05	Sell	(4,100)	3.05
12/12/05	Buy	100	3.07
12/12/05	Buy	600	3.08
12/12/05	Buy	600	3.09
12/12/05	Buy	1,000	3.10
12/12/05	Sell	(2,000)	3.10
12/12/05	Buy	600	3.12
12/12/05	Sell	(400)	3.12
12/12/05	Buy	100	3.14
12/12/05	Buy	100	3.16
12/13/05	Buy	200	2.98
12/13/05	Buy	4,000	3.00
12/13/05	Buy	3,100	3.01
12/13/05	Buy	1,000	3.02
12/13/05	Buy	100	3.03
12/13/05	Buy	3,000	3.04
12/13/05	Buy	1,000	3.05
12/13/05	Buy	400	3.06
12/13/05	Buy	200	3.07
12/14/05	Buy	400	2.97
12/14/05	Buy	100	2.98
12/14/05	Buy	300	3.00
12/14/05	Buy	500	3.02
12/14/05	Buy	200	3.03
12/14/05	Buy	100	3.04
12/14/05	Buy	100	3.05
12/14/05	Buy	200	3.07
12/15/05	Sell	(800)	3.00
12/15/05	Buy	100	3.09
12/16/05	Buy	100	2.98
12/16/05	Buy	100	3.01
12/16/05	Buy	100	3.03
12/16/05	Buy	100	3.04
12/16/05	Buy	400	3.05
12/16/05	Buy	100	3.10
12/19/05	Buy	300	2.98
12/19/05	Buy	2,500	3.00
12/19/05	Sell	(1,000)	3.00
12/19/05	Sell	(500)	3.01
12/19/05	Buy	2,000	3.02
12/19/05	Buy	2,500	3.03
12/19/05	Buy	1,200	3.04
12/19/05	Sell	(900)	3.04
12/19/05	Buy	3,800	3.05
12/19/05	Sell	(200)	3.05
12/19/05	Buy	3,200	3.06
12/19/05	Buy	1,400	3.07
12/19/05	Buy	3,700	3.08
12/19/05	Sell	(200)	3.08
12/19/05	Buy	5,800	3.09
12/19/05	Buy	42,100	3.10
12/19/05	Sell	(500)	3.10
12/19/05	Buy	1,300	3.11
12/19/05	Sell	(3,100)	3.11
12/19/05	Buy	2,000	3.12
12/19/05	Buy	800	3.13
12/19/05	Sell	(300)	3.13
12/19/05	Buy	3,300	3.14
12/19/05	Buy	1,600	3.15
12/19/05	Buy	2,400	3.16
12/19/05	Buy	2,200	3.17
12/19/05	Sell	(200)	3.17
12/19/05	Buy	900	3.18
12/19/05	Buy	1,600	3.19
12/19/05	Buy	600	3.20
12/19/05	Buy	100	3.22
12/19/05	Buy	100	3.23
12/19/05	Buy	1,100	3.24
12/19/05	Buy	200	3.25
12/19/05	Buy	200	3.26
12/19/05	Buy	300	3.29
12/19/05	Buy	1,100	3.32
12/19/05	Buy	100	3.34
12/20/05	Sell	(1,200)	3.00
12/20/05	Sell	(600)	3.02
12/20/05	Buy	500	3.03
12/20/05	Buy	1,000	3.04
12/20/05	Buy	300	3.05
12/20/05	Sell	(300)	3.05
12/20/05	Sell	(100)	3.06
12/20/05	Buy	700	3.07
12/20/05	Sell	(100)	3.08
12/20/05	Sell	(400)	3.08
12/20/05	Sell	(100)	3.10
12/22/05	Sell	(100)	3.05
12/22/05	Sell	(200)	3.06
12/23/05	Sell	(100)	3.07
12/27/05	Buy	1,000	2.90
12/27/05	Buy	1,700	2.95
12/27/05	Buy	300	2.96
12/27/05	Buy	100	2.99
12/27/05	Buy	1,200	3.00
12/27/05	Buy	3,000	3.02
12/27/05	Sell	(1,000)	3.02
12/27/05	Buy	1,000	3.03
12/27/05	Buy	1,000	3.04
12/27/05	Buy	700	3.05
12/27/05	Sell	(100)	3.06
12/27/05	Sell	(2,000)	3.07
12/28/05	Buy	100	2.92
12/28/05	Buy	300	2.93
12/28/05	Buy	2,000	2.99
12/28/05	Buy	1,800	3.00
12/28/05	Buy	4,000	3.03
12/28/05	Buy	3,100	3.04
12/28/05	Sell	(500)	3.04
12/28/05	Buy	1,900	3.05
12/28/05	Buy	1,000	3.06
12/29/05	Buy	100	2.99
12/29/05	Buy	7,100	3.00
12/29/05	Buy	100	3.01
12/29/05	Sell	(200)	3.01
12/29/05	Buy	1,700	3.02
12/29/05	Buy	1,000	3.05
12/29/05	Buy	1,000	3.06
12/29/05	Sell	(100)	3.07
12/30/05	Buy	600	2.99
12/30/05	Buy	3,000	3.00
12/30/05	Buy	100	3.01
12/30/05	Buy	300	3.03

B.	Transactions by Michael Stortini

Date	Transaction	No. Shares	Price Per Share ($)
11/23/05	Buy	200	3.04
12/02/05	Buy	300	2.99
12/02/05	Buy	100	3.00

C.	Transactions by Charles J. Robino

Date	Transaction	No. Shares	Price Per Share

NONE